UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                 February 13,
2020

  By E-Mail
  Fang Xue, Esq.
  Gibson, Dunn & Crutcher LLP
  Unit 1301, Tower 1, China Central Place
  No. 81 Jianguo Road
  Chaoyang District
  Beijing 100025, PRC

          Re:     SORL Auto Parts, Inc.
                  Amended Schedule 13E-3
                  Filed on February 11, 2020
                  Filed by SORL Auto Parts, Inc. et. al.
                  File No. 005-35858

                  Revised Preliminary Proxy Statement on Schedule 14A Filed February 11, 2020
                  File No. 000-11991

                  Amended Schedule 13D
                  Filed April 25, 2019 by Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang
                  File No. 005-35858

  Dear Ms. Xue:

         We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Amended Schedule 13D

  1. We note that exhibit 99.3 to the Schedule 13D filed on April 25, 2019 included Schedule
          A and B, but that neither exhibit has been filed in full. Please revise your filing to include the full text of the exhibits.

  2.      We note that Ruili Group was included as a beneficial owner in the
Schedule 13D file on
          December 3, 2019. Please tell us why Ruili Group was not included as a beneficial owner in the Schedule 13D filed on April 25, 2019.
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
February 13, 2020
Page 2

Revised Proxy Statement

Background of the Merger, page 17

3. Please disclose the substance of your response to prior comment 3 in your proxy statement.

Interests of the Company's Directors and Officers in the Merger, page 55

4. It appears that the directors and officers of the company who are not part of the Buyer
       Consortium do not own any securities in the company and consequently will not receive any payment in connection therein. Please confirm if this is correct; otherwise, please disclose the proceeds to be received by each such directors and officers.

       Please direct any questions to me at (202) 551-3619.

                                                          Sincerely,

                                                          /s/ Daniel F.
Duchovny
                                                          Daniel F. Duchovny
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions